FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Tuesday, 20th December 2011, London UK

GlaxoSmithKline provides update on divestment of non-core over-the-counter (OTC) brands

- Agreement reached to divest brands in USA and Canada to Prestige Brands Holdings, Inc. for £426m ($660m)

- Process continues for divesting brands outside these markets and global rights for alli

In February 2011 GSK announced its intention to divest non-core Consumer Healthcare OTC products predominantly in the United States and Europe with aggregate annual sales of approximately £500 million. The proposed divestment is designed to realise value for shareholders and simplify GSK's Consumer Healthcare business and allow it to focus on its priority brands and markets.

Brands in USA and Canada
GSK today announced that it has reached agreement to divest the previously identified non-core OTC brands in the United States and Canada to Prestige Brands Holdings, Inc. for £426 million ($660 million) in cash.

The brands being divested include BC, Goody's, Beano, Ecotrin, Fiber Choice and Tagamet and generated sales of approximately £134 million in 2010 and £98 million in the first 9 months of 2011. It is expected the divestment will complete in H1 2012, subject to regulatory approvals.

The net cash proceeds from the transaction are expected to be approximately £242 million.  These will be returned to shareholders during 2012.

The net profit on disposal of the assets (including all transaction costs) is estimated to be approximately £240 million (pre-tax), £145 million (post-tax).  The pre-tax profit will be recorded in Other Operating Income following completion of the disposal.

Brands outside USA and Canada and global rights for alli
The process for divestment of the remaining brands continues.  These assets generated sales of approximately £400 million in 2010 and £262 million in the first nine months of 2011.  The company also plans to return any net proceeds from the sale of these brands to shareholders.

GSK's Chief Financial Officer, Simon Dingemanssaid: "The disposal of our non-core consumer brands is about realising attractive value for shareholders as well as simplifying our ongoing Consumer business and allowing it to focus on its priority brands and markets. I am pleased that we have achieved such a good result for our US and Canadian assets, especially in such difficult market conditions.  Active discussions continue with other potential buyers for the remaining assets."

V A Whyte
Company Secretary
20 December 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

About Prestige Brands Holdings, Inc.

Prestige Brands Holdings, Inc. is engaged in the marketing, sale and distribution of brand name over-the-counter healthcare products and household cleaning products. Its products are sold in chain and independent drug stores, supermarkets, and mass merchandisers throughout the United States and Canada, and selected international markets. The Company is headquartered in Irvington, New York, with business offices in Jackson, Wyoming.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 20, 2011
By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc